================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                        WILTEL COMMUNICATIONS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   972487 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  MAY 15, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------
---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   LUK Acquisition I, LLC
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [x]
                                                                                                                         (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 11,775,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            11,775,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   11,775,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.55%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

---------------------- ----------------------------------------------------------- ------------------------------------------------




                                       2

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   LUK Acquisition II, LLC
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [x]
                                                                                                                   (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 10,225,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            10,225,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   10,225,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.45%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

---------------------- ----------------------------------------------------------- ------------------------------------------------





                                       3

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [x]
                                                                                                                     (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                     1,700,000
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 22,000,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                                1,700,000
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            22,000,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   23,700,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  47.40%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------


Item 1.              Security and Issuer.
                     -------------------

                     This Statement constitutes Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia"), and its subsidiaries, LUK Acquisition I, LLC ("LUK I") and LUK Acquisition II, LLC ("LUK II"), with respect to the common stock, $0.01 par value per share (the "WilTel Common Stock"), of WilTel Communications Group, Inc., a Nevada corporation ("WilTel").

                     Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original 13D.


Item 4.              Purpose of Transaction.
                     ----------------------

                     On May 15, 2003, Leucadia sent a letter (the "Letter") to the Board of Directors of WilTel relating to a potential registered exchange offer by Leucadia in which stockholders of WilTel would receive 0.3565 common shares of Leucadia in exchange for each share of WilTel common stock (representing a 30% premium to WilTel's stock price based on the closing price of the common stock of Leucadia ($38.65 per share) and WilTel ($10.60 per share) on May 14, 2003). A copy of the Letter is attached hereto as Exhibit 2 and incorporated herein by reference.

                     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                     Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the Securities and Exchange Commission (the "SEC"). WilTel shareholders are urged to carefully review the registration statement and the prospectus included therein, and the Schedule TO and other documents relating to the offer that will be filed by Leucadia with the SEC when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Leucadia with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement, as well as any documents incorporated by reference therein and the Schedule TO have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS AND THE TENDER OFFER STATEMENT ON SCHEDULE TO WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING LEUCADIA'S PROPOSED OFFER.

Item 7.              Material to be Filed as Exhibits.
                     --------------------------------

                     1. Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 2.

                     2. Letter dated May 15, 2003, from Leucadia National Corporation to the Board of Directors of WilTel Communications Group, Inc.

                     3. Press release of Leucadia National Corporation dated May 15, 2003.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           Dated:  May 15, 2003



                                    LUK ACQUISITION I, LLC

                                    BY: /s/ Joseph A. Orlando
                                        ---------------------------------------
                                        Name: Joseph A. Orlando
                                        Title: President



                                    LUK ACQUISITION II, LLC

                                    BY: /s/ Joseph A. Orlando
                                        ---------------------------------------
                                        Name: Joseph A. Orlando
                                        Title: President



                                    LEUCADIA NATIONAL CORPORATION

                                    BY: /s/ Joseph A. Orlando
                                        ---------------------------------------
                                        Name: Joseph A. Orlando
                                        Title: Vice President and
                                               Chief Financial Officer






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